Free Writing Prospectus	Filed Pursuant to Rule 433 Registration Statement No 333-191801 February 3, 2014

January 31, 2014

Dear Shareholder,

We are pleased to report fourth quarter and year-end results for Prime Meridian Holding Company (the “Company”) for the year ended December 31, 2013. As of December 31, 2013, total assets have grown to $206.5 million, a 21.7% increase from December 31, 2012. Net income for the quarter ended December 31, 2013 was $298,000, an increase of $11,000 over September 30, 2013. Net income for the year was $1.1 million, representing a year-over-year increase of $130,000.

Earnings per share were $0.77 for the year ended December 31, 2013 with 1,498,937 shares outstanding compared to $0.68 for the year ended December 31, 2012 with 1,496,106 shares outstanding. The Bank remains well capitalized with a capital position of $16.4 million at December 31, 2013. As of December 31, 2013, the Company’s stock had a book value of $10.92 per share.

ASSETS		LIABILITIES AND STOCKHOLDERS’ EQUITY
Cash & Investments	$78,236,350	Deposits	$183,224,758
Net Loans	121,370,576	Other Liabilities	6,887,220

Premises & Equipment	3,756,735	Total Liabilities	190,111,978
Other Assets	3,109,341

		Stockholders’ Equity	16,361,024

Total Assets	$206,473,002	Total Liabilities & Stockholders’ Equity	$206,473,002

The year 2013 brought forth many exciting opportunities for us. Most notably, the Company initiated a public offering of common stock (the “Offering”) in Florida and Georgia in December. As previously communicated, the Company is offering up to 1,200,000 shares of common stock at a price of $12.50 per share. The capital raised will be used for maintaining liquidity at the Company and funding the Bank’s organic growth while maintaining strong capital levels. Additionally, we may consider branching or acquisition opportunities in North Florida, South Alabama, or South Georgia in the next 18 months.

Other initiatives completed in the fourth quarter include a bank-wide focus on client adoption of e-Statements and the full launch of our Mobile Deposit product. The conversion to e-Statements not only makes retrieval of monthly statements easy and more timely with month-end, but also reduces the chance of identity theft, allows access to the past 18 monthly statements, and is more efficient and cost-effective for the Bank. The Mobile Deposit product allows a client to take a picture of an endorsed check and submit it for deposit via a smartphone without ever visiting a branch. Both of these projects demonstrate Prime Meridian Bank’s ongoing commitment to technological innovation and mobile banking.

With expectations that the U.S. economy will expand at a subdued pace and interest rates will remain low for the next twelve months, our goal is to remain focused on capturing higher market share in our market area, controlling expenses while making smart long-term investments in employees, technology and new products, and looking for attractive acquisition opportunities. Central to this strategy will be investing in client service practices that exceed normal expectations, thereby gratifying our clients and securing their loyalty.

None of the aforementioned achievements would be possible without the strong support of our shareholders and dedicated employees. As we begin a new year, your management team and Board of Directors are optimistic about the opportunities that lie ahead for Prime Meridian Bank. Our five core principles of passion, grace, integrity, tenacity and accountability will continue to guide our actions and decisions.

We thank you for your continued commitment to Prime Meridian Bank.

Warm regards,

/s/ Sammie D. Dixon, Jr.	/s/ Rick Weidner

Sammie D. Dixon, Jr.	Rick Weidner
CEO and President	Chairman of the Board

This Shareholder Letter may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that reflect the Company’s current views with respect to, among other things, future events and financial performance. Words such as “may,” “could,” “should,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” “project,” “is confident that,” and similar expressions are intended to identify these forward-looking statements. Any forward-looking statements contained in this press release are based on the historical performance of the Company and its subsidiary or on the Company’s current plans, estimates and expectations. These forward-looking statements involve risk and uncertainty and a variety of factors could cause our actual results and experience to differ materially from the anticipated results or other expectations expressed in these forward-looking statements. Factors that could have a material adverse effect on our operations and the operations of our subsidiary, Prime Meridian Bank, include, but are not limited to various risks, uncertainties, and assumptions relating to the Company’s operations, financial results, financial condition, business prospects, growth strategy and liquidity. These factors should not be construed as exhaustive. A number of important factors could cause actual results to differ materially from those indicated by the forward-looking statements. Information on these factors can be found in the Company’s Registration Statement on Form S-1, dated December 11, 2013, and other reports and statements the Company has filed with Securities and Exchange Commission which are available at the SEC’s website (www.sec.gov). We do not have a policy of updating or revising forward-looking statements except as otherwise required by law, and silence by management over time should not be construed to mean that actual events are occurring as estimated in such forward-looking statements.